Series Portfolios Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

April 29, 2020

VIA EDGAR TRANSMISSION

Ms. Rebecca Marquigny
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington D.C. 20549

Re:	Series Portfolios Trust (the “Trust”)
File Nos. 333-206240 and 811-23084
Kayne Anderson Renewable Infrastructure Fund S000068511

Dear Ms. Marquigny:

We are responding to comments received from the Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) on April 28, 2020, and April 29, 2020, with respect to the Registrant’s responses previously submitted in its letter filed with the SEC on April 22, 2020 (the “April 22, 2020 Letter”). PEA No. 71 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) on Form N‑1A on February 14, 2020, for the purposes of registering a new series of the Trust, the Kayne Anderson Renewable Infrastructure Fund (the “Fund”). A summary of the Staff’s comments, along with the Trust’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA No. 71 and the April 22, 2020 Letter.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

1.	Staff Comment: Please provide the completed Fees and Expense of the Fund table and Expense Example.

Response: The Trust responds by providing the Fees and Expense of the Fund table and the Expense Example:

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts on Class A shares if you and your family invest, or agree to invest, in the future, at least $50,000 in the Fund. More information about these and other discounts is available in the section entitled “Choosing a Share Class: Class A Shares,” beginning on page 16 of this Prospectus.

Shareholder Fees (fees paid directly from your investment)	Class A	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is lower, on shares redeemed within 12 months of purchase)	None	None
Redemption Fee (as a percentage of amount redeemed within 60 days of purchase)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%	1.00%
Distribution and Service (Rule 12b-1) Fees	0.25%	0.00%
Other Expenses(1)	0.96%	0.96%
Total Annual Fund Operating Expenses	2.21%	1.96%
Fee Waiver and/or Expense Reimbursement(2)	(0.66)%	(0.66)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(1)	1.55%	1.30%

(1)	“Other Expenses” are estimated for the Fund’s current fiscal year.

(2)
Kayne Anderson Fund Advisors, LLC (the “Adviser”) has contractually agreed to waive its management fees, and/or reimburse Fund operating expenses, in order to ensure that Total Annual Fund Operating Expenses (excluding Rule 12b-1 fees, shareholder servicing fees, redemption fees, swap fees and expenses, taxes, leverage interest, brokerage fees (including commissions, mark-ups and mark-downs), annual account fees for margin accounts, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation) do not exceed 1.30% of the average daily net assets of the Fund (the “Expense Cap”). The Expense Cap will remain in effect for an initial two year term ending April 30, 2022 and may be terminated at any time thereafter upon 60 days’ written notice by the Trust’s Board of Trustees (the “Board”) or the Adviser, with the consent of the Board. The Adviser may request recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date they were waived or reimbursed, provided that, after recoupment has been taken into account, the Fund is able to make the recoupment without exceeding the lesser of the Expense Cap: (i) in effect at the time of the waiver or reimbursement, or (ii) in effect at the time of recoupment.

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the Expense Cap through April 30, 2022). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	One Year	Three Years
Class A	$699	$1,080
Class I	$132	$484

2.
Staff Comment: The Trust represents that the Fund is relying on the no-action letter issued to MassMutual Institutional Funds (Pub. Avail. Sept. 28, 1995 (the “MassMutual Letter”). However, the language in the MassMutual Letter specifically requires that the adviser to the predecessor partnership has to be adviser as the adviser to the Fund. In this case, it would appear that the adviser is not the same. Since the advisory entities are not the same, please supplementally explain how this is consistent with the fact pattern and requirements of the MassMutual Letter.

Response: The Trust responds by supplementally stating that although the entities are not the same legal entities, Kayne Anderson Capital Advisors, LP (“KACALP”), the adviser to the Predecessor Partnership is the sole member and manager of the Adviser. The Trust further responds by supplementally stating that all portfolio managers of the Fund are dual employees of both the KACALP and the Adviser, that the Adviser is under the same ultimate control as KACALP, and that all other aspects of the Adviser (including joint compliance policies and procedures with the same Chief Compliance Officer) are, in all material respects, the same as KACALP. Accordingly, the presentation of the performance of the Predecessor Partnership as that of the Fund would not be materially misleading. For the sake of clarity, all of the individuals involved in the management of the Predecessor Partnership are the same individuals that will be involved in the management of the Fund.

3.
Staff Comment: In response to Staff Comment 26 in the April 22, 2020 Letter, the Trust represented that the Fund is managed in a manner that is in all material respects equivalent to the management of the Predecessor Partnership. However, the Trust further stated that “At the time the Predecessor Partnership was created, it was believed that an unregistered product was the best structure because, in the Adviser’s view, the investment opportunity was in its early stages and not yet appropriate for retail investors.” Please reconcile these two responses to clarify that the Predecessor Partnership was not formed for purposes of establishing a track record.

Response: The Trust responds first by supplementally confirming that the Predecessor Partnership was not formed for purposes of establishing a track record, and since its inception has been marketed and sold to investors unaffiliated with KACALP. By way of background, the Predecessor Partnership commenced operations in October of 2017. Since that time, limited partners (who are “accredited investors” under the 1933 Act and “qualified purchasers” within the meaning of Section 3(c)(7) of the 1940 Act) have been solicited to invest. The Adviser believes there is increasing appeal among retail investors for the investment strategy, but a mutual fund offering is more appropriate for prospective retail investors given daily liquidity and pricing, among other features.

The Trust further responds by supplementally stating that as the investment opportunities have grown substantially, since the inception of the Predecessor Partnership, there has been corresponding growth in the interest of investors for a registered product. As stated previously, the Predecessor Partnership intends to transfer its entire portfolio (all assets and liabilities) to the Fund and that the Fund will continue to be managed, in all material respects, in a manner equivalent to the management of the Predecessor Partnership. Accordingly, the Trust asserts that the Trust’s responses in the April 22, 2020 letter are not inconsistent.

4.	Staff Comment: Given the current market conditions, please supplementally confirm that the representations made with respect to the liquidity of the Fund remain the same.

Response: The Trust responds by supplementally confirming the representations made with respect to liquidity have not changed, and that the portfolio is still primarily Highly Liquid (100% “Highly Liquid”, 0% “Moderately Liquid” and 0% “Less Liquid”).

* * * * * *

I trust that the above responses and revisions adequately address the Staff’s comments. If you have any additional questions or require further information, please contact the undersigned at (414) 765‑6115.

Very truly yours,

/s/ Adam W. Smith
Adam W. Smith, Secretary
Series Portfolios Trust

CC:    Marco Adelfio, Goodwin Procter LLP
Michael O’Neil, Kayne Anderson Fund Advisors, LLC